EXHIBIT 3.2

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF CONTINENTAL AIRLINES, INC.

Continental Airlines, Inc. (the "Company"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify that:

FIRST: At a meeting of the Board of Directors of the Company on February 22, 2006, resolutions were duly adopted setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") of the Company, declaring said amendment to be advisable and directing that the amendment proposed be considered at the next annual meeting of the stockholders. The resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, IT IS HEREBY RESOLVED, that the Board approves the amendment of the Certificate of Incorporation by deleting the first sentence of Article Four thereof in its entirety and substituting the following in its entirety therefor:

"FOUR: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 410 million shares, par value $.01 per share, of which 10 million shall be Preferred Stock ("Preferred Stock") and 400 million shall be Class B Common Stock ("Class B Common Stock")"; and

SECOND: That thereafter, pursuant to resolution of the Board of Directors of the Company, the annual meeting of the stockholders of the Company was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed this 6th day of June, 2006.

CONTINENTAL AIRLINES, INC.

By: /s/ Jeffery A. Smisek

Name: Jeffery A. Smisek

Title: President